UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No.     )*

BITSTREAM INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

091736108

(CUSIP Number)

Janet M. Dunlap, Esq.

Vice President, General Counsel and Secretary

Monotype Imaging Holdings Inc.

500 Unicorn Park Drive

Woburn, Massachusetts 01801

Telephone: (781) 970-6000

Copies to:

John Mutkoski, Esq.

James Matarese, Esq.

Goodwin Procter LLP

53 State Street

Boston, Massachusetts 02109

Telephone: (617) 570-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

13D

CUSIP No. 091736108	Page 2 of 7 pages

1	NAME OF REPORTING PERSON: MONOTYPE IMAGING HOLDINGS INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,792[1]
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,731,792[1]
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,731,792[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.4%[1]
14	TYPE OF REPORTING PERSON CO

[1]	See Item 4 and Item 5 of this Schedule 13D.

CUSIP No. 091736108	13D	Page 3 of 7 pages

Item 1.	Security and Issuer.

This statement relates to the Class A Common Stock, par value $0.01 per share (the “Shares”), issued by Bitstream Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 500 Nickerson Road, Marlborough, Massachusetts 01752.

Item 2.	Identity and Background.

This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”), by Monotype Imaging Holdings Inc., a Delaware corporation (“Monotype Imaging”). The address of the principal business and the principal office of Monotype Imaging is 500 Unicorn Park Drive, Woburn, Massachusetts 01801. Monotype Imaging combines technology with design to help the world communicate. Based in Woburn, Massachusetts, with offices in the U.S., Europe and Asia, Monotype Imaging brings text imaging and graphical user interface capabilities to consumer electronics devices. Monotype Imaging also provides printer drivers, page description language interpreters, printer user interface technology and color imaging solutions to printer manufacturers and original equipment manufacturers.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Monotype Imaging is set forth on Schedule A hereto.

During the last five years, none of Monotype Imaging or, to the knowledge of Monotype Imaging, any of the persons listed on Schedule A hereto, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As an inducement to enter into the Merger Agreement (as defined below), and in consideration thereof, on November 10-11, 2011, Monotype Imaging entered into a voting agreement (the “Voting Agreements”) with each of George Beitzel, John Collins, James Dore, Sampo Kaasila, Jonathan Kagan, Amos Kaminski, Melvin Keating, Costas Kitsos, Raul Martynek, New Vernon Aegir Master Fund Ltd., Thomas Patrick, Trent Stedman, and Columbia Pacific Opportunity Fund, L.P. (each, a “Stockholder”). As described in response to Item 4 below, the Shares beneficially owned by the Stockholders have not been purchased by Monotype Imaging, and thus no funds were used for such purpose. Monotype Imaging has not paid any monetary consideration to the Stockholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreement, see Item 4 below, which description is incorporated by reference into this Item 3.

Item 4.	Purpose of Transaction.

On November 10, 2011, Monotype Imaging, the Issuer and Birch Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Monotype Imaging (“Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Subsidiary will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Issuer, the separate corporate existence of Merger Subsidiary shall cease and the Issuer shall be the surviving corporation of the merger (the “Merger”), and a wholly-owned subsidiary of Monotype Imaging. As announced on November 10, 2011, Bitstream will distribute to its existing stockholders, prior to the effective time of the Merger, all of the shares of common stock of Marlborough Software Development Holdings Inc., a Delaware corporation and wholly-owned subsidiary of Bitstream, which owns, controls and operates Bitstream’s Bolt and Pageflex businesses (the “Spin-Off”). The completion of the Spin-Off is a condition to the consummation of the Merger.

The aggregate purchase price to be paid by Monotype Imaging is $50,000,000, as may be adjusted up or down based on the net asset value of the Issuer as of the determination date set forth in the Merger Agreement (the “Merger Consideration”). Each Issuer restricted stock award outstanding immediately prior to the consummation of the Merger will be accelerated in full, cancelled and converted into the right to receive the per share Merger Consideration. Each option to acquire Shares outstanding immediately prior to the consummation of the Merger (as adjusted in connection with the Spin-Off) will be accelerated in full, cancelled and converted into the right to receive the per share Merger Consideration less the exercise price of such outstanding option.

CUSIP No. 091736108	13D	Page 4 of 7 pages

The Merger is conditioned upon, among other things, approval by the Issuer’s stockholders, the completion of the Spin-Off and other customary conditions. Following the Merger, the Shares will no longer be traded on the Nasdaq Stock Market, there will be no public market for the Shares, and registration of the Shares under the Act will be terminated.

As an inducement to enter into the Merger Agreement, and in consideration thereof, on November 10-11, 2011, Monotype Imaging entered into the Voting Agreements. Pursuant to the Voting Agreements, each Stockholder has agreed to, and has granted to Monotype Imaging an irrevocable proxy to, at any meeting of the stockholders of Issuer called to vote upon the Merger Agreement and the transactions contemplated thereby, or at any adjournment thereof, or in connection with any written consent of stockholders of the Issuer, vote (or cause to be voted) or deliver a written consent (or cause a written consent to be delivered) covering, all of the Shares that such Stockholder is entitled to vote (A) in favor of the adoption and approval of the Merger Agreement, the Spin-Off and all other transactions contemplated by the Merger Agreement and (B) against certain alternative corporate transactions, each as more fully described in the Voting Agreements. Under the terms of the Voting Agreements, each Stockholder has also agreed not to sell, assign, transfer, tender, or otherwise dispose of any Shares. In addition, any Shares that the Stockholders purchase or with respect to which the Stockholders otherwise acquire beneficial ownership after the date of the Voting Agreements (including by the exercise of any stock options) will be subject to the terms and conditions of the Voting Agreements. The Voting Agreements terminate upon the earlier to occur of (i) the effective time of the Merger, (ii) such date and time the Merger Agreement shall be terminated in accordance with its terms, or (iii) upon mutual written agreement of the parties.

The foregoing descriptions of the Merger Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 1 hereto, is incorporated by reference to Exhibit 2.1 to Monotype Imaging’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2011. A copy of the form of Voting Agreement, listed as Exhibit 2 hereto, is incorporated by reference to Exhibit 10.1 to Monotype Imaging’s Current Report on Form 8-K filed with the SEC on November 10, 2011.

Except as set forth in this Schedule 13D and in connection with the Merger described above, Monotype Imaging does not have any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) As a result of the Voting Agreements, Monotype Imaging has the power to vote in favor of approval of the Merger Agreement, and otherwise restrict the disposition of, up to an aggregate of 4,731,792 Shares, and thus, for the purpose of Rule 13d-3 promulgated under the Act, Monotype Imaging may be deemed to be the beneficial owner of an aggregate of 4,731,792 Shares. Such Shares constitute approximately 44.4% of the issued and outstanding Shares as of November 9, 2011 (as represented by the Issuer in the Merger Agreement).

Other than those Shares that may be deemed to be beneficially owned in connection with the Voting Agreements, Monotype Imaging has not acquired and, for the purposes of Rule 13d-3 promulgated under the Act, does not beneficially own any Shares. Monotype Imaging is not entitled to any rights as a stockholder of the Issuer as to the Shares covered by the Voting Agreements, except as otherwise expressly provided in the Voting Agreements. This Schedule 13D shall not be construed as an admission by Monotype Imaging that Monotype Imaging is, for the purposes of Section 13(d) of the Act, the beneficial owner of any Shares covered by the Voting Agreements.

Except as set forth in this Item 5(a), neither Monotype Imaging nor, to the knowledge of Monotype Imaging, any of the persons named in Schedule A hereto, beneficially own any Shares or has, with respect to any Shares, (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct the disposition.

(c) Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of Monotype Imaging, no transactions in the Shares have been effected during the past 60 days by any person named in Schedule A hereto or Item 5(a) above.

(d) Neither Monotype Imaging nor, to the knowledge of Monotype Imaging, any of the persons named in Schedule A hereto, has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by the Stockholders and reported by this statement, and to the knowledge of Monotype Imaging, each Stockholder has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares owned by such Stockholder and reported by this statement.

CUSIP No. 091736108	13D	Page 5 of 7 pages

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Merger Agreement and the Voting Agreements described above, to the knowledge of Monotype Imaging, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 above or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of November 10, 2011, among Bitstream Inc., Monotype Imaging Holdings Inc. and Birch Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Monotype Imaging Holdings Inc. with the SEC on November 10, 2011).

Exhibit 2	Form of Voting Agreement and schedule of signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Monotype Imaging Holdings Inc. with the SEC on November 10, 2011).

CUSIP No. 091736108	13D	Page 6 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2011	MONOTYPE IMAGING HOLDINGS INC.

	By:	/s/ Janet M. Dunlap
	Name:	Janet M. Dunlap
	Title:	Vice President, General Counsel and Secretary

CUSIP No. 091736108	13D	Page 7 of 7 pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF MONOTYPE IMAGING HOLDINGS INC.

The name, business address, present principal occupation or employment of each of the directors and executive officers of Monotype Imaging are set forth below. The business address for each person listed below is 500 Unicorn Park Drive, Woburn, Massachusetts 01801. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Monotype Imaging. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation
Directors

Robert M. Givens	Director
A. Bruce Johnston	Managing Director of TA Associates, Inc.
Roger J. Heinen, Jr.	Director
Pamela F. Lenehan	President of Ridge Hill Consulting, LLC
Robert L. Lentz	Director
Douglas J. Shaw	President and Chief Executive Officer and Director
Peter J. Simone	Director

Name	Present Principal Occupation
Executive Officers (Who Are Not Directors)

John L. Seguin	Executive Vice President
Janet M. Dunlap	Vice President, General Counsel and Secretary
Scott E. Landers	Senior Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Daniel T. Gerron	Vice President, Corporate Development
Steven R. Martin	Vice President, Engineering and Development
John H. McCallum	Vice President and General Manager, Enterprise Solutions and Managing Director, Monotype Imaging Ltd.
David L. McCarthy	Vice President and General Manager, Printer Imaging
Ira Mirochnick	Vice President and General Manager, Display Imaging
Patricia J. Money	Vice President, Human Resources
Christopher J. Roberts	Vice President and General Manager, E-commerce
Lisa Landa	Vice President, Corporate Marketing